SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)

           UNDER THE SECURITIES EXCHANGE ACT OF 1934


                   Credit One Financial, Inc.
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                        (Name of Issuer)

                 Common Stock, $.001 par value
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                 (Title of Class of Securities)

                          225393 10 7
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                         (Cusip Number)

 STM1, LLC
 Corporation Trust Center
 1209 Orange Street
 Wilmington, DE 19801
 Attn: Arnon Epstein
 tel. + 972 54 482 9326
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  (Name, Address and Telephone Number of Person Authorized to
              Receive Notices and Communications)

                          May 4, 2006
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    (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(e), 13d-1(f) or 13d-1(g), check the following box[ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7 for other parties to whom copies are to be sent.

--------------
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act(however, see the Notes).

1.  Names of Reporting Person                    STM1, LLC
    I.R.S. Identification
    Nos. of above persons(entities only).

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2.  Check the appropriate Box if a Member of a Group (See Inst.)
     A [ ]
     B [X]
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3.  SEC Use Only
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4.  Source of Funds (See Inst.)                  WC
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5.  Check if Disclosure of Legal Proceedings if Required Pursuant
to Items 2(d) or 2(e) [ ]
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6.  Citizenship or Place of Organization         Delaware
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Number of                 7.  Sole Voting Power      4,698,238
Shares Beneficially
Owned by Each             --------------------------------------
Reporting Person With     8.  Shared Voting Power

                          --------------------------------------
                          9.  Sole Dispositive Power 4,698,238

                          --------------------------------------
                          10.  Shared Dispositive Power

                          --------------------------------------
11.  Aggregate Amount Beneficially Owned by
Each Reporting Person                                4,698,238

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12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

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13.  Percent of Class Represented in Row (11)          78.55%

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14.  Type of Reporting Person (See Instructions)       CO






1.  Names of Reporting Person      Standard Investments, PLC (UK)
    I.R.S. Identification
    Nos. of above persons(entities only).

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2.  Check the appropriate Box if a Member of a Group (See Inst.)
     A [X]
     B [ ]
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3.  SEC Use Only
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4.  Source of Funds (See Inst.)                       WC
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5.  Check if Disclosure of Legal Proceedings if Required Pursuant
to Items 2(d) or 2(e) [ ]
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6.  Citizenship or Place of Organization
    Commonwealth of Dominica W. Indies
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Number of                 7.  Sole Voting Power
Shares Beneficially
Owned by Each             --------------------------------------
Reporting Person With     8.  Shared Voting Power   4,698,238

                          --------------------------------------
                          9.  Sole Dispositive Power

                          --------------------------------------
                          10.  Shared Dispositive Power
                                                    4,698,238
                          --------------------------------------
11.  Aggregate Amount Beneficially Owned by
Each Reporting Person                               3,758,590

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12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

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13.  Percent of Class Represented in Row (11)           62.8%

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14.  Type of Reporting Person (See Instructions)        CO







1.  Names of Reporting Person            Xendrix Investments LTD
    I.R.S. Identification
    Nos. of above persons(entities only).

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2.  Check the appropriate Box if a Member of a Group (See Inst.)
     A [X]
     B [ ]
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3.  SEC Use Only
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4.  Source of Funds (See Inst.)                      WC
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5.  Check if Disclosure of Legal Proceedings if Required Pursuant
to Items 2(d) or 2(e) [ ]
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6.  Citizenship or Place of Organization   British Virgin Islands
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Number of                 7.  Sole Voting Power
Shares Beneficially
Owned by Each             --------------------------------------
Reporting Person With     8.  Shared Voting Power   4,698,238

                          --------------------------------------
                          9.  Sole Dispositive Power

                          --------------------------------------
                          10.  Shared Dispositive Power
                                                    4,698,238
                          --------------------------------------
11.  Aggregate Amount Beneficially Owned by
Each Reporting Person                                 681,245

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12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

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13.  Percent of Class Represented in Row (11)           11.4%

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14.  Type of Reporting Person (See Instructions)        CO










1.  Names of Reporting Person               Mrs. Hagith Shahal
    I.R.S. Identification
    Nos. of above persons(entities only).

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2.  Check the appropriate Box if a Member of a Group (See Inst.)
     A [X]
     B [ ]
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3.  SEC Use Only
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4.  Source of Funds (See Inst.)                      WC
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5.  Check if Disclosure of Legal Proceedings if Required Pursuant
to Items 2(d) or 2(e) [ ]
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6.  Citizenship or Place of Organization   Amsterdam, Netherlands
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Number of                 7.  Sole Voting Power
Shares Beneficially
Owned by Each             --------------------------------------
Reporting Person With     8.  Shared Voting Power      4,698,238

                          --------------------------------------
                          9.  Sole Dispositive Power

                          --------------------------------------
                          10.  Shared Dispositive Power
                                                       4,698,238
                          --------------------------------------
11.  Aggregate Amount Beneficially Owned by
Each Reporting Person                                  3,758,590

----------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

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13.  Percent of Class Represented in Row (11)           62.8%

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14.  Type of Reporting Person (See Instructions)          IN









1.  Names of Reporting Person             Mr. Arnon Epstein
    I.R.S. Identification
    Nos. of above persons(entities only).

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2.  Check the appropriate Box if a Member of a Group (See Inst.)
     A [X]
     B [ ]
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3.  SEC Use Only
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4.  Source of Funds (See Inst.)                    WC
----------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings if Required Pursuant to Items 2(d) or 2(e) [ ]
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6.  Citizenship or Place of Organization            Israel
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Number of                 7.  Sole Voting Power
Shares Beneficially
Owned by Each             --------------------------------------
Reporting Person With     8.  Shared Voting Power    4,698,238

                          --------------------------------------
                          9.  Sole Dispositive Power

                          --------------------------------------
                          10.  Shared Dispositive Power
                                                     4,698,238
                          --------------------------------------
11.  Aggregate Amount Beneficially Owned by
Each Reporting Person                                  681,245

----------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

----------------------------------------------------------------
13.  Percent of Class Represented in Row (11)           11.4%

----------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)          IN






Item 1.  Security and Issuer.
         --------------------

     This statement relates to the common stock of Credit One
Financial, Inc. (COFI) is a Florida corporation whose principal address is 444 Brickell Ave., Ste 51-392, Miami, FL 33131.

Item 2.  Identity and Background.
         ------------------------

     (1) STM1, LLC. is a Delaware Corporation, whose principal business is corporate investments, the address of its principal office is Corporation Trust Center, 1209 Orange St., Wilmington,
DE 19801.
          (d) No criminal convictions.
          (e) No civil proceedings.

     (2)  Standard Investments, PLC. is a Commonwealth of
Dominica company, whose principal business is global investments, the address of its principal office is P.O. Box 2331, Roseau, Commonwealth of Dominica, West Indies.
          (d) No criminal convictions.
          (e) No civil proceedings.

     (3) Xendrix Investments, Ltd. is a British Virgin Islands
Company whose principal business is global investments, the address of its principal office is Qwomar Trading Building no. 6, third floor, Road Town, Tortola, British Virgin Islands.

     (4) (a) Mrs. Hagith Shahal
         (b) Kingsfordweg 151, 1043GR Amsterdam, Netherlands.
         (c) She is the 100% owner of Standard Investment (UK)PLC and she is an accomplished artist and initiates, develops and establishes businesses in the field of art.
         (d) No criminal convictions.
         (e) No civil proceedings.
         (f) Netherlands.

     (5) (a) Mr. Arnon Epstein
         (b) 14 Hamatmid St., Ramat Gan, 52501, Israel
         (c) He is a 100% owner of Xendrix Investments, LTD. and a self-employed independent entrepreneur and business consultant.
         (d) No criminal convictions.
         (e) No civil proceedings.
         (f) Israel

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------
      STM 1, LLC used $563,047.54 of its working capital as the sole consideration to purchase 4,698,238 shares of common stock of COFI.

Item 4.  Purpose of Transaction.
         -----------------------

     The shares purchased by STM constitute a controlling interest in the Issuer. STM, through its control position, has the ability to elect all of the members of the Board of Directors and has caused the election of the present Board.
     STM intends that the Issuer will de-emphasize its prior business plan which contemplated the acquisition of non-performing accounts receivable. Rather, STM believes the Board should transition into a new business plan pursuant to which the Issuer will attempt to acquire other assets or business operations that will maximize shareholder value. No specific assets or businesses have been definitively identified and there is no certainty that any such assets or business will be identified or any transactions will be consummated.
     STM believes that as an initial step the Issuer should seek additional investors to purchase stock of the Issuer sufficient to provide the Issuer with working capital to fund its operations, through the issuance of shares of the Issuer or otherwise. STM may acquire additional shares of the Issuer from the Issuer or existing shareholders. STM believes that the Issuer should then seek to establish or acquire businesses or assets with additional funds raised either via the issuance of shares or debt.
     In pursuing the foregoing goals, STM may seek to expand or change the composition of the Board, and ask that the Issuer explore changes to its current capital structure, including issuing additional shares or debt and adopting a stock option plan.
     The above contemplated transactions are likely to result in substantial dilution of the current shareholders.
     There is no certainty that any of the transactions contemplated above can or will be consummated.
          (a) The issuer is currently discussing additional investments with third parties. Such investment may take the form of the issuance of additional shares and/or debt of the issuer. Investors may also acquire shares directly from the Issuer''s current shareholders. No such transactions have been completed and there is no certainty that any such transaction will be completed.
          (b) No such transactions are currently contemplated.
          (c) No such sales or transfers are currently contemplated.
          (d) The entire Board of Directors was replaced upon closing of the purchase of the stock of the Issuer by STM. The current Board may change and/or additional directors may be added.
          (e) Additional shares may be issued which may affect the Issuer's capitalization as discussed above.
          (f) As discussed above, the Issuer's business plan will likely be modified.
          (g) No such changes are currently contemplated.

Item 5.  Interest in Securities.
         -----------------------

     The information below is based on a total of 5,981,150 shares of Common Stock outstanding as of March 31, 2006, as reported in the Issuer's report on Form 10-Q filed with the Securities and Exchange Commission on April 12,2006.

        (a) On May 3, 2006, James H Bashaw, President and Chief Executive Officer, and Richard R Cook, Secretary, Treasurer and Chief Financial Officer entered into a written agreement to sell
89.07 percent of their interest in the Company to STM 1, LLC.
The sale amounted to 4,698,238 shares which represents 78.55 percent of the issued and outstanding shares of the Company.
The sellers are retaining 59,811 shares which represents 1 percent of the issued and outstanding shares of the Company. The sale is to a party, STM 1,LLC, unrelated to the Company or to Messrs. Bashaw and Cook. STM1, LLC is owned 80% by Standard Investment, PLC (UK), which is owned 100% by Hagith Shahal. Xendrix Investments LTD owns 14.5% of STM1, LLC. Xendrix Investments LTD is owned 100% by Arnon Epstein.

        (b) STM1, LLC has the sole power to vote or dispose of 4,698,238 shares of the common stock of COFI, the issuer.
       Standard Investment, PLC (UK) has the shared power to vote or dispose of 4,698,238 shares of the common stock of COFI, the issuer.
     Xendrix Investments LTD has the shared power to vote or dispose of 4,698,238 shares of the common stock of COFI, the issuer.
     Shahal Hagith has the shared power to vote or dispose of 4,698,238 shares of the common stock of COFI, the issuer.
     Arnon Epstein has the shared power to vote or dispose of 4,698,238 shares of the common stock of COFI, the issuer.

        (c) None other than as recorded in Item 5(a) and the 8k filed by the issuer on or about May 9, 2006 and incorporated by reference herein.

        (d) None.

        (e) Not applicable.


Item 6.  Contracts, Arrangements, Understandings or Relationships
         with Respect to Securities of the Issuer.
         -----------------------------------------
     None.

Item 7.  Material to be Filed as Exhibits.
         ---------------------------------
     None.



INDEX

Incorporated by reference from Form 8K filed May 9, 2006.
10QSB for the three months ended, March 31, 2006, filed
     April 12, 2006.


































                           SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: May 24, 2006                  STM1, LLC

                                 By: Arnon Epstein
                                     ------------------------
                                     Arnon Epstein, President

                                 Standard Investment, PLC (UK)

                                 By: Hagith Shahal
                                     ------------------------
                                     Hagith Shahal, President

                                 Xendrix Investments LTD

                                 By: Arnon Epstein
                                    -------------------------
                                     Arnon Epstein, President


                                     Shahal Hagith
                                     ------------------------
                                     Shahal Hagith, Individually


                                     Arnon Epstein
                                     -------------------------
                                     Arnon Epstein, Individually

















      AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D
      ----------------------------------------------------

     The undersigned hereby agree that the statement on Schedule 13D to which this Agreement is annexed as Exhibit A is filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: May 24, 2006                  STM1, LLC

                                 By: Arnon Epstein
                                     ------------------------
                                     Arnon Epstein, President

                                 Standard Investment, PLC (UK)

                                 By: Hagith Shahal
                                     ------------------------
                                     Hagith Shahal, President

                                 Xendrix Investments LTD

                                 By: Arnon Epstein
                                    -------------------------
                                     Arnon Epstein, President


                                     Hagith Shahal
                                     ------------------------
                                     Hagith Shahal, Individually


                                     Arnon Epstein
                                     -------------------------
                                     Arnon Epstein, Individually